SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                        Lucas Educational Systems, Inc.
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                                (Name of Issuer)


                    Common Stock, $0.001 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  549 332 10 4
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                                 (CUSIP Number)

                            David L. Ficksman, Esq.
                                Loeb & Loeb LLP
                      10100 Santa Monica Blvd., Suite 2200
                             Los Angeles, CA 90067
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                November 6, 2002
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)

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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 549 332 10 4                      13D                Page 2 of 5 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Jinqiang Zhang
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


China
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    3,359,206
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    3,359,206
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


3,359,206 shares
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


8.36%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 549 332 10 4                       13D               Page 3 of 5 Pages

________________________________________________________________________________
Item 1.  Security and Issuer.

     This statement on Schedule 13D relates to the common stock, $.001 par value per share (the "Common Stock"), of Lucas Educational Systems, Inc., a Delware corporation (the "Company"). The Company's principal executive office is located at Flat K, 12/F, International Industrial Centre 2-8 Kwei Tei Street, Fo Tan Shatin N.T. Hong Kong.
________________________________________________________________________________
Item 2.  Identity and Background.

     The following information is provided regarding the Reporting Person:

     (a)  Name: Jinqiang Zhang

     (b) Business Address: Flat K, 12/F, International Industrial Centre 2-8 Kwei Tei Street, Fo Tan Shatin N.T. Hong Kong.

     (c) Principal Occupation: Chairman of the Board of Directors for the Company; also Chairman of Shenzhen Huagiang Holdings Limited.

     (d) Reporting Person has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship: Reporting Person is a citizen of China.
________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.


     The acquisition was made with personal funds.
________________________________________________________________________________
Item 4.  Purpose of Transaction.

     The Reporting Person acquired the shares of Common Stock for investment purposes. The shares were acquired by the Reporting Person upon the closing of the acquisition (the "Acquisition") of the Company of all of the issued and outstanding shares of Intsys Share Limited, a British Virgin Island corporation ("Intsys"). The Acquisition was accomplished pursuant to a Share Exchange Agreement ("Agreement") by and among the Company, Halter Capital Corporation, a Texas corporation, Mr. Kevin Halter, Mr. Fang Dehou, Mr. Li Ming and Mr. Lui Lingxiao (the "Intsys Shareholders"). Purusant to the terms of the Agreement, the Company issued 40,000,000 shares of Common Stock to the Intsys Shareholders in exchange for all the issued and oustanding shares of Instsys. Upon the closing of the Acquisition, the Reporting Person received 3,359.206 shares of the Company' Common Stock as a designee of the Intsys Shareholders.

     The Reporting Person intends to review on a continuing basis his investment in the Issuer and may, depending upon the evaluation of his financial planning, upon the Company's business and prospects and upon future developments in general business, economic and market conditions, determine to increase, decrease or continue to hold or dispose of the position in the Company.

     Except as set forth in the previous paragraphs, the Reporting Person has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a Acquisition, reorganization or liquidation or any of its subsidiaries; (c) any change in the present Board of Directors or management of the Company; (d) any material change in the present capitalization or dividend policy of the Company;
(e) any other material change in the Company, involving the Company or any of its subsidiaries; (f) a sale or transfer of a material amount of assets of the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in (a)-(i) above.
________________________________________________________________________________

CUSIP No. 549 332 10 4                      13D                Page 4 of 5 Pages


Item 5.  Interest in Securities of the Issuer.

     (a) The table below sets forth the aggregate number of shares and percentage of the Company's outstanding shares beneficially owned by the Reporting Person.

     Reporting Person    Number of Shares     Percentage of Total    Citizenship
     ----------------    ----------------     -------------------    -----------

      Jinqiang Zhang        3,359,206               8.36%*               China

     (b) The Reporting Person holds the sole power to vote and to dispose or direct the disposition of his shares of Common Stock.

     (c) The Reporting Person has not effected any transaction in the Common Stock during the past 60 days, except as disclosed herein.

     (d) Not applicable.

     (e) Not applicable.

*Based on 40,192,063 shares outstanding as of November 6, 2002.
________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Person was appointed the Chairman of the Board of Directors of the Company on November 6, 2002. The Reporting Person was appointed as the Chairman in connection with the closing of the Acquisition.
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.


     Share Exchange Agreement, dated as of November 6, 2002
________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    November 6, 2002
                                        ----------------------------------------
                                                         (Date)


                                                   /s/ Jinqiang Zhang
                                        ----------------------------------------
                                                       (Signature)




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).